As filed with the Securities and Exchange Commission on April 17, 1998
                                           Securities Act File No.  005-40757
                                    Investment Company Act File No.  811-5870

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                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                               ________________

                                SCHEDULE 13E4
                        ISSUER TENDER OFFER STATEMENT
                    (Pursuant to Section 13(e)(1) of the
                       Securities Exchange Act of 1934)

                               AMENDMENT NO.  1

                MERRILL LYNCH SENIOR FLOATING RATE FUND, INC.
                               (Name of Issuer)

                MERRILL LYNCH SENIOR FLOATING RATE FUND, INC.
                     (Name of Person(s) Filing Statement)

              Shares of Common Stock, Par Value $0.10 per share
                        (Title of Class of Securities)

                                 59019R 10 5
                    (CUSIP Number of Class of Securities)

                                Arthur Zeikel
                Merrill Lynch Senior Floating Rate Fund, Inc.
                            800 Scudders Mill Road
                         Plainsboro, New Jersey 08536
                                (609) 2822800
         (Name, Address and Telephone Number of Person Authorized to
 Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                  Copies to:

Thomas R.  Smith, Jr., Esq.             Patrick D. Sweeney, Esq.
Brown & Wood LLP                        Merrill Lynch Asset
One World Trade Center                  Management, L.P.
New York, New York 10048-0557           P.O.  Box 9011
                                        Princeton, New Jersey 08543-9011

                                March 18, 1998
                      (Date Tender Offer First Published
                      Sent or Given to Security Holders)
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     This Amendment No.  1 to the Issuer Tender Offer Statement on Schedule
13E-4 of Merrill Lynch Senior Floating Rate Fund, Inc. (the "Fund") relating to an offer to purchase (the "Offer") 17,500,000 of the Fund's shares of common stock, par value $0.10 per share (the "Shares") and originally filed with the Securities and Exchange Commission on March 18, 1998 constitutes the final amendment pursuant to Rule 13e-4(c)(3) under the Securities Exchange Act of 1934 (the "Exchange Act") and General Instruction D of Schedule 13E-4.

     The Offer terminated at 12:00 midnight, New York time, on April 14, 1998 (the "Expiration Date"). Pursuant to the Offer, 13,255,478.209 Shares were tendered, all of which were accepted by the Fund for repurchase at a net asset value of $9.99 per share, as determined as of the close of the New York Stock Exchange on the Expiration Date, for an aggregate purchase price of $132,422,227.31.

                                  SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MERRILL LYNCH SENIOR FLOATING RATE FUND, INC.

April 17, 1998      By __/s/ Terry K. Glenn
                       ---------------------------------------
                    (Terry K.  Glenn, Executive Vice President)